Exhibit 99.1

Alterity Therapeutics Raises A$40.0 million in Placement

– Funds to be used primarily to advance development of ATH434 in Parkinsonian Disorders –

– Capital raising was strongly supported by domestic and international institutional investors –

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 10 February 2025: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or the “Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced it has received binding commitments for a capital raising of A$40.0 million via a two tranche placement (the “Placement”) of fully paid ordinary shares (“New Shares”) to Australian and international institutions and other unrelated sophisticated, professional or exempt investors.

“We are grateful for the strong response from the investment community and are proud to welcome a number of leading domestic and international institutions as shareholders in support of Alterity as we advance our lead compound ATH434 for the treatment of neurodegenerative diseases,” said David Stamler, M.D., Chief Executive Officer of Alterity. “ATH434 has demonstrated significant slowing of clinical progression and a favourable safety profile in Multiple System Atrophy (MSA), a rare and rapidly progressive disease. We will use funds from this capital raise to accelerate ATH434 regulatory and development activities and to continue research and discovery of novel compounds for major indications such as Parkinson’s disease. Given the strength of the data and the tremendous unmet need for treating MSA, I am looking forward to engaging with FDA on the best path to bring ATH434 to individuals with MSA as soon as possible.”

MST Financial Services Pty Ltd (MST) acted as sole manager of the offering.

Placement details

The Placement was fully subscribed and was conducted at A$0.011 per share, representing a discount of 8.3% to the last ASX closing price of ATH ordinary shares prior to the trading halt. For every three (3) new shares issued, one (1) free attaching option will be issued with an exercise price of A$0.028 and an expiry date on 26 February 2027 (“New Options”).

Tranche one of the Placement is to raise approximately A$12.8 million via the issue of 1.2 billion New Shares (“Tranche One”). New Shares in Tranche One will be issued under the Company’s available placement capacity pursuant to ASX Listing Rule 7.1 & 7.1a. The issue of New Shares forming Tranche One of the Placement is proposed to occur on or about 17 February 2025.

Tranche two of the Placement is expected to raise approximately A$27.2 million via the issue of 2.5 billion New Shares (“Tranche Two”). New Shares issued under Tranche Two and the issue of all New Options are conditional on shareholder approval to be sought at an Extraordinary General Meeting of the Company which is expected to be held in late March 2025. Subject to satisfying the quotation conditions of ASX including the spread requirements set out in ASX Listing Rule 2.5, condition 6, the options are intended to be quoted on the ASX. All New Options will be issued under a transaction specific prospectus which will be lodged prior to the issue of the New Options.

Tranche Two of the Placement includes an aggregate of A$0.15 million of commitments from related parties (directors and their associates), the commitments will be subject to shareholder approval which will be sought at the same general meeting. The Company CEO, David Stamler (or his nominee(s)), has also committed to subscribe under the Placement.

The new shares to be issued will rank equally with existing ATH fully paid ordinary shares.

Further details are set out in the Appendix 3B released to ASX at or about the same time as this announcement.

Use of Proceeds

The use of proceeds from this financing will provide Alterity a strong balance sheet to fund ongoing clinical development programs for ATH434, including planned advancements in MSA, continuing discovery and research efforts in neurodegenerative diseases, including Parkinson’s Disease, and general working capital.

At the end of January, the company released positive topline results from its ATH434-201 Phase 2 clinical trial of ATH434. The data demonstrated a clinically meaningful benefit at both ATH434 doses studied and the trial achieved statistical significance at the 50 mg dose with 48% slowing of clinical progression on the Unified MSA Rating Scale (UMSARS), a functional rating scale that assesses disability on activities of daily living affected in MSA. In addition, ATH434 demonstrated a favorable safety profile and key MRI biomarker data showed iron stabilization in MSA affected brain regions. Based on the strength of these Phase 2 data, the company plans to engage with the FDA to discuss the path forward for accelerating the development of ATH434.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 452 510 255

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

3